# AGREEMENT FOR PROFESSIONAL SERVICES

## BY AND BETWEEN

## FIRST NATIONAL COMMUNITY BANK

## AND

## EUGENE T. SOBOL

THIS AGREEMENT FOR PROFESSIONAL SERVICES (the "Agreement"), is entered into as of this 5$^{th}$ day of April, 2010, by and between,

FIRST NATIONAL COMMUNITY BANK ("FNCB"), a national bank with a principal office at 102 E. Drinker Street, Dunmore, Pennsylvania 18512 and

EUGENE T. SOBOL (the "Consultant"), an adult individual residing at 990 Buckingham Drive, Allentown, PA 18103-9789.

## WITNESSETH:

WHEREAS, FNCB wishes to engage the Consultant, in accordance with the provisions of this Agreement, to provide consulting services to FNCB to include but not limited to oversight of FNCB investment portfolio, ALCO, budgeting, financial/regulatory filing issues and investor relations; and

WHEREAS, Consultant acknowledges that during the term of this Agreement, Consultant shall have access to certain Confidential Information, as defined hereinafter, (the "Confidential Information") of FNCB and Consultant agrees to treat the Confidential Information as set forth below.

WHEREAS, the Consultant wishes to enter into this Agreement with FNCB pursuant to the terms as recited below and the proposal which is attached hereto and made a part of this agreement

NOW THEREFORE, in consideration of the mutual promises set forth herein, the parties agree as follows:

1.  Incorporation of Recitals and Exhibits. The foregoing recitals to this Agreement are incorporated by reference and made a part of this Agreement.

2.  Scope of Work. The Consultant will perform the consulting duties associated with the position of interim Chief Financial Officer of FNCB. Duties shall be assigned by the

President and Chief Executive Officer and will include but not be limited to oversight of FNCB's investment portfolio, ALCO, budgeting, financial/regulatory filing issues and investor relations.

3.    Term.  The Consultant will provide the services for a period not to exceed June 30, 2010.  This Agreement may be terminated by either party upon not less than fifteen (15) days written notice to the other party.

4.    Compensation.  The Consultant shall be paid on an hourly basis for his work under this Agreement at the hourly rate of $ 150.00 per hour plus all reasonable expenses directly incurred on behalf of this consulting agreement.

5.    Use of Documents.  It is agreed by the parties that all documents reviewed, prepared or created by the Consultant pursuant to this Agreement are instruments of service and shall remain the property of FNCB.  Consultant agrees that certain documents and materials of FNCB are to be treated as Confidential Information.  As used in this Agreement, the term "Confidential Information" does not include information which (i) is or becomes ascertainable from public or published information or trade sources not as a result of the Company's disclosure, action or inaction, or (ii) was or becomes generally available to the Consultant on a non-confidential basis, provided that the source of such information was not bound by a confidentiality agreement.  Consultant agrees that he will not use the Confidential Information in any way detrimental to FNCB and that Confidential Information will be kept confidential by the Consultant.  Consultant agrees that upon the request of FNCB, that he will promptly return the original and all copies of Confidential Information and will destroy all memorandums, notes, and other writings prepared by him concerning FNCB or the Confidential Information.   Consultant agrees that money damages would not be a sufficient remedy for any breach of the Confidentiality provisions of this Agreement by Consultant and that, in addition to all other remedies, FNCB shall be entitled to specific performance and injunctive or other equitable relief as a remedy for any such breach.

6.    Indemnification.  The Consultant and FNCB shall hold each other harmless from and indemnify each other against any and all claims, demands and actions based or arising out of any activities performed by either party under this Agreement to the extent caused by the negligence of the other party, and shall defend any and all actions brought against the other party based upon any such claims or demands.

7.    Assignment.  This Agreement is binding upon the heirs, successors, and assigns of the parties hereto.  This Agreement may not be assigned by either party without the prior written consent of the other, which consent will not be unreasonably withheld.

8.    Severability.  Any provision or part thereof of this Agreement held to be void or unenforceable under any law shall be deemed stricken and all remaining provisions shall continue to be valid and binding upon the parties.

9.    Entire Agreement.  This Agreement represents the entire understanding of the parties as to those matters contained herein.  No prior oral or written understanding shall be of

any force or effect with respect to those matters. This Agreement shall not be amended, modified, supplemented or rescinded in any manner except by a written agreement executed by the parties.

10. <u>Representations</u>. Each party represents and warrants to the other that:

(a) It is duly organized and validly existing in the jurisdiction of its organization and has all the necessary power and authority to execute, deliver and perform this Agreement.

(b) The execution, delivery and performance of this Agreement has received all necessary partnership, corporate or other approvals, and does not conflict with any law, regulation, order, contract or instrument to which such party is bound.

(c) The individual signing on its behalf is duly authorized to execute this Agreement to legally bind such party.

IN WITNESS WHEREOF, the parties have entered into this Agreement as of the date set forth above.

FIRST NATIONAL COMMUNITY BANK



By: _____   By: _____
Robert J. Mancuso        Eugene T. Sobol
First Senior Vice President & Cashier